FILED BY FIRST WESTERN FINANCIAL, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: TETON FINANCIAL SERVICES, INC.

FIRST WESTERN FINANCIAL, INC. COMMISSION FILE NO. 001-38595

The following is an edited transcript of a conference call hosted by First Western Financial, Inc. (the “Company”) on July 23, 2021, which discusses, among other things, the transaction with Teton Financial Services, Inc. (“Teton”):

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REFINITIV STREETEVENTS EDITED TRANSCRIPT Q2 2021 First Western Financial Inc Earnings Call EVENT DATE/TIME: JULY 23, 2021 / 4:00PM GMT

CORPORATE PARTICIPANTS
Julie A. Courkamp First Western Financial, Inc. - CFO, Treasurer & Director
Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President

CONFERENCE CALL PARTICIPANTS
Benjamin Tyson Gerlinger Hovde Group, LLC, Research Division - Research Analyst
Brady Matthew Gailey Keefe, Bruyette, & Woods, Inc., Research Division - MD
Matthew Timothy Clark Piper Sandler & Co., Research Division - MD & Senior Research Analyst
Ross Haberman RLH Investments, LLC - Principal
William J. Dezellem Tieton Capital Management, LLC - President, CIO & Chief Compliance Officer
Tony Rossi Financial Profiles, Inc. - SVP

PRESENTATION
Operator
Good day, and thank you for standing by. Welcome to the First Western Financial Q2 2021 Earnings Conference Call. (Operator Instructions) Please be advised that today's conference is being recorded. (Operator Instructions)

I would now like to hand the conference over to your speaker today, Tony Rossi, of Financial Profiles. Please go ahead.
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Tony Rossi Financial Profiles, Inc. - SVP
Thank you, Gino. Good morning, everyone, and thank you for joining us today for First Western Financial's Second Quarter 2021 Earnings Call. Joining us from First Western's management team are Scott Wylie, Chairman and Chief Executive Officer; and Julie Courkamp, Chief Financial Officer.

We will use a slide presentation as part of our discussion this morning. If you've not done so already, please visit the Events and Presentations page of First Western's Investor Relations website to download a copy of the presentation.

Before we begin, I'd like to remind you that this conference call contains forward-looking statements with respect to the future performance and financial condition of First Western Financial that involve risks and uncertainties, including the impact of the COVID-19 pandemic. Various factors could cause actual results to be materially different from any future results expressed or implied by such forward-looking statements. These factors are discussed in the company's SEC filings, which are available on the company's website.

I would also direct you to read the disclaimers in our earnings release and investor presentation. The company disclaims any obligation to update any forward-looking statements made during the call. Additionally, management may refer to non-GAAP measures, which are intended to supplement, but not substitute for the most directly comparable GAAP measures. The press release available on the website contains the financial and other quantitative information to be discussed today as well as the reconciliation of the GAAP to non-GAAP measures.

And with that, I'd like to turn the call over to Scott. Scott?
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
All right. Thanks, Tony. Good morning, everybody. As I imagine, you've seen yesterday, we announced the signing of a merger agreement with Teton Financial Services. On our call today, we'll start with our usual review of the results for the quarter and then we'll discuss the acquisition in more detail before opening up the call to questions.

In the second quarter, we generated net income of $6.3 million, earnings per share of $0.76, an ROA of 1.22% and an ROE of 15.17%, all of which are an improvement over our first quarter results. While our mortgage segment has underperformed our expectations, largely due to the housing inventory constraints in our markets, we're still delivering earnings growth and a higher level of returns due to the significant growth we generated in our Private Bank and Commercial Banking operations.

On a year-over-year comparison, excluding our mortgage business, our gross revenue is up 27% while our noninterest expense is up just 7%. In our nonmortgage segment, diluted pretax earnings per share up 113%. With revenue growth exceeding expense growth by nearly 4x, we reached an inflection point realizing the operating leverage that we expected as we scaled the business, and we're seeing the positive impact in our profitability.

Our successful new business development efforts are driving growth in nearly all parts of the business including trust, wealth management, where fees are up 9% over the prior year despite the revenue we lost through the sale of the LA fixed income team in the fourth quarter last year.

As we indicated on our last call, we began the year with a relatively small loan pipeline, which impacted loan production loan growth in the first quarter. Over the course of the year, our loan pipeline has steadily built. And during the second quarter, we returned to a more normalized level of loan production.

Excluding PPP loans, which had a significant level of forgiveness in the first -- in the second quarter, our total loans held for investment increased at an annualized rate of 34%. Notably, loan production was well balanced across the portfolio with a higher level of loan production in each area than we had in the first quarter.

We continue to have strong inflows of new low-cost deposits and a high level liquidity, which enabled us to fund our loan growth, while we also intensely ran off some of the higher cost, non-relationship deposit accounts. Well, this resulted in a decrease in our total deposits during the second quarter, we believe is a good use of our excess liquidity that will support our net interest margin and net interest income going forward. And we have a strong deposit pipeline will enable us to continue to fund the loan growth we expect in the second half of the year with low-cost deposits.

From an asset quality perspective, we continued to see very good trends. We had a decline in nonperforming assets and once again had 0 net charge-offs, which continues our long history of exceptionally low credit losses.

Moving to Slide 4. Our improved financial performance is not only driving earnings growth, but also strong increases in our book value and our tangible book value. In the second quarter, our book value per share increased 3.6% while our tangible book value per share increased 4.3%.

Turning to Slide 5. We've added a new slide to our deck that shows our pretax earnings per share excluding the mortgage segment. This reflects the performance of our private banking, commercial banking and trust investment management businesses. Obviously, last year was an extraordinary year for the mortgage business, and we don't want that to overshadow the progress we've made in these other important areas.

So this slide provides a better sense for the foundation we built that is producing a sustainable path to higher earnings and profitability. Our nonmortgage earnings are up 28% -- up from 28% of pretax EPS in Q2 of last year to 85% in Q2 this year and we're on pace to meet or exceed 2020 EPS totals. In the second quarter, our pretax earnings per share in the nonmortgage segment increased 16% from the prior quarter and was the highest level in our history.

Turning to Slide 6. We'll look at the trends in our loan portfolio. On a period-end basis, our total loans held for investment increased $26.2 million from the end of the prior quarter or $113.6 million when PPP loans are excluded. Loan production increased to $137.5 million, which is more in line with normalized levels, while net loan payoffs declined significantly from elevated levels we saw in the prior 2 quarters. Loan production increased throughout the quarter, with June being our highest production month of the year so far, excluding PPP. We had growth across all of our portfolios with the exception of cash securities and others, which was down due to the runoff of PPP loans.

While we had balanced growth this year as the economy continues to cover loan demand increases, we expect commercial loans to resume growing at a faster rate than the rest of the portfolio.

Moving to Slide 7. We'll take a closer look at our deposit trends. Our total deposits decreased $128.8 million from the end of the prior quarter. As I mentioned earlier, we intensely ran off some higher cost public funds that were not relationship-oriented accounts. This accounted for approximately $75 million of the decrease in deposits. The remainder was largely attributable to seasonal outflows, related tax payments and runoff of PPP-related deposits.

Moving to Slide 8. We'll look at our progress in building our commercial banking platform, which is providing more loan diversification and improving our deposit base by adding low-cost transaction deposits. Commercial loans increased $104 million from prior quarter and $190 million from the prior year. Commercial deposits are down $158 million, largely due to the intensive runoff, the tax payments and the PPP runoff.

Turning to trust and investment management on Slide 9. Our total assets under management increased $276.5 million from the end of the prior quarter. The increase was primarily attributable to contributions to existing accounts and new accounts as well as improving market conditions resulting in an increase in the value of the assets under management balances.

Our investment agency accounts increased by $111.3 million or 5.8% from the first quarter of 2021. During the second quarter, new clients accounted for approximately $28.4 million of our growth in assets under management.

Now I'll turn the call over to Julie for a further discussion of our financial results. Julie?
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Julie A. Courkamp First Western Financial, Inc. - CFO, Treasurer & Director
Thanks, Scott. Turning to Slide 10. We have provided an update on our participation in the PPP program and how it impacted various metrics in the second quarter. We had approximately $91.4 million of PPP loans received forgiveness in the second quarter. During the quarter, we funded an additional $5.4 million in PPP loans and have now submitted over $200 million in forgiveness applications to the SBA. This resulted in $103.1 million of PPP loans remaining on our balance sheet at the end of the quarter and $2.1 million of net fees remaining to be recognized.

With the increased loan forgiveness by the SBA in the second quarter, we saw a good amount of accelerated fee recognition, which resulted in a positive 7 basis points of net interest margin impact. While we have plenty of liquidity resulting from our strong deposit inflows, we have continued to utilize the PPP liquidity facility to fund our PPP loan originations so we can get the preferred capital treatment on these loans.

Now turning to Slide 11, we'll look at gross revenue. Our total gross revenue was unchanged from the prior quarter, although the mix of revenue was significantly different. We had a higher level of net interest income and trust and investment management fees, which offset the decline we had in net gains on mortgage loans.

Turning to Slide 12. We look at the trends in net interest income and margin. Our net interest income increased 9% from the prior quarter. The increase was due to higher PPP-related fee income and higher average balances of non-PPP loans. On a reported basis, our net interest margin increased 11 basis points from the prior quarter to 3.01%.

When the impact of PPP loans and purchase accounting adjustments are excluded, our net interest margin was unchanged from the prior quarter. With the runoff at the higher cost deposits, we saw a 3 basis point reduction in our cost of funds from the prior quarter. With a portion of our excess liquidity utilized to fund the deposit runoff, our loan-to-deposit ratio increased to 94% at the end of the second quarter, up from 85% at the end of the prior quarter.

Given the higher loan-to-deposit ratio and our expectation for a higher level of loan growth in the second half of the year, we believe our net interest margin should be flat to slightly higher over the remainder of the year, even though we continue to see some pricing pressure on new loan originations, which are coming on the balance sheet at yields lower than the existing portfolio.

Turning to Slide 13. Our net interest -- noninterest income declined 10.5% from the prior quarter. This was due to a lower net gain on mortgage loans, which was partially offset by higher trust and investment management fees. As Scott mentioned earlier, trust and investment management fees increased 9% over the prior year despite the sale of our LA fixed income team during the fourth quarter of 2020. On an apples-to-apples basis, when excluding the fees generated by that team, our trust and investment management fees were up 17% over the prior year.

On Slide 14, we have provided some additional detail on our mortgage operations. Total originations and mortgage locks, which is when the revenue is recognized, declined from the prior quarter due to lower demand for refinancing. And as Scott mentioned, while purchase originations have increased they haven't met our expectations due to the limited inventory of housing in our markets.

With the decline in refinancing, our mix of production is moving back towards the level we have historically seen, which is roughly 70% purchase and 30% refinances. With the lower revenue this quarter, we saw a decline in the pretax profit margin in this business to 31%. With lower volumes, we reduced our fixed expenses in our mortgage group on June 30 and expect them to be about 18% or $500,000 lower annualized going forward.

Turning to Slide 15 in our expenses. Our noninterest expense declined by approximately $108,000 from the prior quarter. The decline was attributed to lower salaries and benefits expense resulting from lower payroll taxes and incentive compensation. With the decline in noninterest expense, our efficiency ratio improved to 65.4% from 66% in the prior quarter. Given investments we are making, including more business development personnel, we expect a small increase in our expense level to the $16 million to $16.3 million range during the second half of 2021.

Turning to Slide 16, we'll look at our asset quality. We saw positive trends across the portfolio in the second quarter. Our nonperforming assets decreased by approximately $900,000 and declined to 16 basis points of total assets. The provision requirement for our loan growth was largely offset by improvement in asset quality, which resulted in just a $12,000 provision for credit losses in the quarter. This brought our adjusted ALLL, which excludes PPP and acquired loans to 93 basis points of total loans at the end of the prior quarter.

Now I'll turn the call back over to Scott.
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
All right. Thanks, Julie. Turning to Slide 18. I'm going to discuss the acquisition of Teton Financial Services that we announced yesterday. Teton, the holding company for Rocky Mountain Bank, is a commercial bank with a small wealth management business operating in 3 branches in Western Wyoming.

We currently operate 2 offices in Wyoming and expanding our presence in the state is a key part of our long-term growth strategy, given the attractive demographics and favorable operating environment for our business model and unique approach to private banking.

Our similar business models, core values, client-centric approach makes our 2 institutions highly compatible, which should make for a smooth integration and strong synergies as we leverage our collective strengths to further expand our presence in Wyoming. We've used acquisitions very effectively throughout our history to grow and diversify the bank. And with the addition of Teton, we'll further increase our scale and further improve our operating leverage while adding more core deposits, more diversification to our loan portfolio and strengthening our commercial banking capabilities.

Teton has built a very attractive franchise built on a low cost deposit base and a banking team that generates C&I and real estate loans with attractive risk-adjusted yields that will enhance our net interest margin. And although we haven't modeled any revenue synergies, we believe that we will have opportunities to increase lending relationships with our larger scale, cross-sell our larger offering of products and services, particularly in the trust and investment management businesses.

It's a transaction with attractive economics as we expect it to be 5.2% accretive to earnings per share in 2022 and 7.4% accretive once the cost savings are fully phased in, with a very short tangible book value earnback of less than half a year.

Turning to Slide 19. This will be our 13th acquisition since founding the company in 2002. And this will bring us to 19 total offices, although we'll consolidate our 2 Jackson Hole offices during 2022.

Turning to Slide 20. We've provided some additional information about Teton. It was founded in 1983 and has grown to more than $400 million in total assets. Over the last 7 years, it's been very effective at building its client base and generated a double-digit compounded annual growth rate in both loans and deposits.

And with the additional support and resources that we can provide, we believe we can further accelerate their business development and steadily increase our market share in Wyoming in the coming years, particularly as we continue to invest in the market and add more banking talent.

Despite their relatively small scale, they are a nicely profitable company generating an ROA of 1.32% and an ROE of 13.3%. They also have exceptional credit quality with nonperforming assets representing just 3 basis points of total loans in OREO.

Turning to Slide 21. We show a breakdown of loan and deposit composition and how they'll impact our balance sheet. They have a well-diversified loan portfolio that has an average yield of 4.79%. When combined with our current portfolio, this will increase our average loan yield by about 16 basis points.

Similar to First Western, they have a low-cost deposit base that will keep our cost of deposits at the same level. But with the average loan yield -- higher average loan yield, we should see positive impact on our net interest margin, particularly as we increase loan growth and deploy some of the excess liquidity that they will provide.

Turning to Slide 22. We'll take a quick look at the transaction structure. The consideration for the transaction is approximately 76% stock and 24% cash. The stock we'll be using -- we'll be issuing, will provide a meaningful increase in our float. Since coming public with a relatively small float 3 years ago, one of our objectives has been to increase our float in order to add more liquidity to our stock and to expand the universe of potential investors but to do it in a manner that's accretive to shareholders.

And this transaction certainly does that. We believe the transaction multiples are very reasonable, particularly for a franchise of this quality. And we're expecting to close the transaction in the fourth quarter of 2021 or early in the first quarter of 2022.

Turning to Slide 23, we'll review some of the transaction assumptions. We're basing the earnings accretion estimates of the current consensus analyst estimates as well as Teton's forecast for its stand-alone financial performance. In our current earnings accretion estimates, we're including the impact of a $15 million sub debt raise that we planned to do prior to the closing to support the acquisition.

We're projecting cost saves of approximately 30% of Teton's noninterest expenses, with most of that coming from consolidation of the Jackson Hole locations and vendor and technology contracts. We expect to have 75% of the cost saves in place by the end of 2022 and 100% thereafter.

In summary, we believe it's a very positive transaction that will expand our presence in Wyoming, provide increased scale and efficiencies, add a talented team of bankers that we believe can steadily increase our client base in Wyoming with additional resources, support and products that we can provide.

It will also further strengthen our private bank and commercial banking operations, positively impact our level of profitability and move us closer to making First Western, a high-performing financial institution built on the foundation of attractive deposit base, exceptional asset quality and growing sources of stable recurring revenue fee income.

Turning to Slide 24. I'd like to wrap up with some comments about our outlook. We believe we're well positioned to deliver a strong second half for 2021. We continue to see strong in-migration trends into our markets, which is creating more business development opportunities for us. We're also adding more banking talent to help us expand to new markets that have similar demographics to the areas where our value proposition has already been successful in attracting clients to the bank.

We recently built a small team in Bozeman, Montana market, which has similar characteristics to Jackson Hole and has become a popular destination for entrepreneurs and wealthy retirees. As with Wyoming, we believe Bozeman could be another nice growth market for us in the coming years. Our loan pipeline continues to increase and should lead to higher level of loan growth in the second half of the year.

We also have significant amount of unfunded commitments that could create another potential catalyst for future loan growth. We've made good progress in reducing our excess liquidity and with the higher loan growth we're expecting, we believe we hit the trough in our net interest margin in Q2, and it will be higher relative to what we saw in the first half of the year.

We also have good momentum in attracting new clients in our Wealth Management business, which should continue to drive growth in our trust and investment management fees. We expect our mortgage activity to remain relatively constant in the third quarter before likely declining in the seasonally slower fourth quarter. With the revenue growth we're expecting and stable expense levels, we should see further improvement in operating leverage and additional increases in our levels of profitability.

Looking a bit further down the road, with the acquisition of Teton, we believe we're well positioned to deliver another strong year of organic and acquisition growth in 2022. And with Teton being relatively small transaction that should have a smooth integration, we still have the ability to evaluate other potential transactions that can add value to our franchise, particularly on the fee income side.

With that, we're happy to take your questions. Gino, please open up the call.
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QUESTIONS AND ANSWERS
Operator
(Operator Instructions) First question comes from the line of Brett Rabatin from Hovde Group.
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Benjamin Tyson Gerlinger Hovde Group, LLC, Research Division - Research Analyst
This is actually Ben Gerlinger on for Brett. I was wondering if we could just start more from the higher level strategy perspective. I get that Teton is kind of checks all the boxes for you guys. It's in market, has great credit at a similar loan portfolio structure. Is there anything that they can bring to the table that would further complement First Western as a whole?

And then kind of going off of that, Scott, I know you said that you would continue to look for other acquisitions and other partnerships. Does this one need to close first? Or do you think you could see something teed up before this one actually closes late '21, early '22?
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
Okay. Well, let's tackle the 2-part question in 2 parts. First of all, strategic rationale. I mean, just a lot of reasons this makes sense, and you highlighted a couple of them. This is a market we're already in, and we really like. We've done well there, adding additional market share in Jackson as well as entering these new markets in Pinedale and Rock Springs where they have a nice strong market position are attractive.

Of course, this is in a state where the demographics are attractive, business landscape aligns well with our business model and they have favorable trust estate tax laws. It improves our loan yields. It improves our cost of deposits. I think building a stronger core deposit base for us is a really attractive part of this. I know that people don't really value surplus core deposits today, but we all know that, that goes in cycles, and I think having a nice stable core deposit base as part of this is attractive.

It's accretive to earnings. It's going to expand our ROA and our return on tangible common equity and it has a quick earnback. So it's a really, I think, kind of a perfect deal. The people are really a nice fit with our folks. The cultures are very similar. They have a very client-centric focus, which is a big part of what we do here at First Western and we have a similar loan mix.

So overall, if we could find another one of those, we'd do it in a heartbeat. I think it's a really high-quality franchise, and we're thrilled to be partners with these folks. I think we're going to be able to add a lot of value, as I commented in my prepared remarks, too.

In terms of future M&A activity, we have an active corporate development program. We've talked before on these calls that growth for First Western comes in 3 parts. We do organic growth where we're trying to grow each office in the double digits every year. And now we're going to have 18 offices that are doing that. We also grow by expansion. So adding a couple of offices this year. We've talked about the Bozeman opportunity that we're launching in the second half of the year.

And then the third thing is acquisition. Of course, we've done 13 of these acquisitions now. The last 3 in particular, with the mortgages, the Simmons deal last year and then this one, I think, are particularly dramatic kind of examples of the power of layering strategic acquisitions into our business model. So we do have an active corporate development program. These things can be lumpy. We have a number of things that we're working on that we hope will come and bear fruit over time.

This one here, I met Alan -- I called on Allan for the first time, the Chairman of Rocky Mountain Bank and Teton, I think, 5 years ago now. So these things take time and you never know when things are going to happen. I think this is a smooth fit. Our priority is going to be to make sure that this gets done right. But we are always working on these things and looking for additional opportunities.

I do think that we will continue to be active and hopefully find other opportunities for either later this year or next year. That answer your question, Brett (sic) [Ben]?
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Benjamin Tyson Gerlinger Hovde Group, LLC, Research Division - Research Analyst
Yes. Actually, it did. It's very helpful. And then my other question is it might be more so geared towards Julie. If you guys have a near-term outlook of slight margin improvement, and that's on an organic basis between loan growth and deposit management. If you add in Teton, which has a higher loan yield and similar deposit structure, which I know that you guys are going to be running off a little bit as you said in your prepared remarks.

So if you kind of add those 2 efforts, what you're doing organically and then also Teton has a bit of a 1-2 punch for margin improvement. I was curious if you guys had anything modeled out in terms of what that combined lift might be for the first full quarter of integration?
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Julie A. Courkamp First Western Financial, Inc. - CFO, Treasurer & Director
Yes. So I think you're absolutely right. With all the things we talked about on the call already regarding our expectations, our margin improvement should see a little bit of a lift just organically, but then you'll notice in the combined entity with Rocky Mountain Bank, their loan yields are a little bit above ours kind of on an average basis, and our expectation is for that to fold in nicely and to continue to grow at a little bit of a higher rate.

So the combined entity should have a little bit more of a lift than we would see organically in our net interest margin and net interest income overall.
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
We said in our prepared remarks, Brett, that with the combined portfolio to be about 16 basis points lift on the loan side. So I think that can help you model that.

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Benjamin Tyson Gerlinger Hovde Group, LLC, Research Division - Research Analyst
Got you. So it did include the organic basis, what you're doing pre-deal close as well?
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
Yes.
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Julie A. Courkamp First Western Financial, Inc. - CFO, Treasurer & Director
Yes.
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Benjamin Tyson Gerlinger Hovde Group, LLC, Research Division - Research Analyst
Got you. Okay. Sorry, that was my confusion. I'll step back in the queue.
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Operator
Next one on the queue is Matthew Clark from Piper Sandler.
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Matthew Timothy Clark Piper Sandler & Co., Research Division - MD & Senior Research Analyst
Just first one for me on the -- on loan pricing. I think coming out of last quarter, you guys talked about maybe giving it a little bit and getting a little more price competitive on the loan side? And just wanted to know the kind of weighted average rate on new loans were this quarter? And then follow-up question on growth in a second, but maybe start there.
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
Sure. What we did provide more flexibility on loan pricings to our front office folks. In reality, it's had only a minor impact on the prices we're realizing. We have tried to be more competitive, but we're seeing competitors being very aggressive and we're not following them down. We still do get a premium over market rates. And we never have and continue not to just win deals based on being the lowest offer. That's not really our value proposition.

Do you have the information that he asked for, Julie, on relative loan pricing?
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Julie A. Courkamp First Western Financial, Inc. - CFO, Treasurer & Director
So on the average rate of the new loan production quarter-over-quarter, we saw a little bit of a decline. So it was about 3.57% last quarter, and it was 3.46% this quarter. Obviously, there's always going to be a little bit of volatility based on the mix of the loan production. And in the second quarter, we saw one-to-four family was a little bit of a higher contributor to the mix. So that brought down the average rate. And as we continued to produce the C&I lending and more of the commercial loans, I would expect that to bounce around a little bit.
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Matthew Timothy Clark Piper Sandler & Co., Research Division - MD & Senior Research Analyst
Okay. And then it sounds like the pipelines building, you spoke about growth stepping up. I assume you're not talking about stepping up from the growth rate on an annualized basis this quarter. But what are your thoughts on kind of overall core loan growth ex-PPP for the year? Are we still looking for kind of mid-double digits or high teens?

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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
Yes, I think if we step up too much more, we're going to be in triple digits, and that right now would not be a good idea. But yes, I think year-to-date, we're mid-teens, and I think that's where we expect to be in the second half of the year.
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Matthew Timothy Clark Piper Sandler & Co., Research Division - MD & Senior Research Analyst
Okay. Great. And then just on the reserve came down a little bit just from the growth. And I think you're kind of back around pre-pandemic levels, maybe still above it. But what are your thoughts on just the overall reserve coverage and as you migrate to CECL going forward?
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
We've seen such strong performance from a credit standpoint over the last 18 months or so that it's just getting hard to justify a bigger reserve number. We're trying to be conservative with it and continuing, as you say, we're today up above. If you adjust for the PPP loans and the acquisition from the Simmons last year, we're still above where we were pre-pandemic and the credit numbers are actually significantly better.

So I think we're trying to grow into this reserve that we have, the allowance, and I would think that would be a reasonable expectation from what we know right now in Q3 and then that's where we are for Q4.
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Matthew Timothy Clark Piper Sandler & Co., Research Division - MD & Senior Research Analyst
Okay. And then just on the run rate of expense, you did a good job of controlling expenses this quarter, but you guided up to $16 million to $16.3 million, I think, for the next couple of quarters. Could you just give us a sense for what's driving the bump up? I assume it's new people, but a little more color there would be helpful.
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
Well, part of it is Julie's conservatism. So let me answer that. Julie, do you want to go ahead?
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Julie A. Courkamp First Western Financial, Inc. - CFO, Treasurer & Director
No, you're exactly right. It's just a little bit added personnel with the added production increasing incentive compensation accruals. We're looking to add in to finally open up a Broomfield office. We've been talking about that and buildout of that is occurring. And we should be in that rent space in the second half of the year. So there's a few of those expenses that are coming in. That's just very slightly increasing that quarterly rate.
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
Future revenue drivers, all those things you listed.
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Matthew Timothy Clark Piper Sandler & Co., Research Division - MD & Senior Research Analyst
Yes. Okay. And then just last one on the remaining PPP net fees left to be realized there?
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Julie A. Courkamp First Western Financial, Inc. - CFO, Treasurer & Director

$2.1 million.
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
$2.1 million.
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Julie A. Courkamp First Western Financial, Inc. - CFO, Treasurer & Director
Net.
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Operator
Next one on the queue is Brady Gailey from KBW.
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Brady Matthew Gailey Keefe, Bruyette, & Woods, Inc., Research Division - MD
So I wanted to start with the acquisition. It looks like a perfect fit for you guys. How does that change if it does change at all the overall growth profile of the company? I know you guys are growing well into the double digits. Does Teton either pull that back or push that forward at all?
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
Well, I think, they have been growing in the mid-teens. And they know these 3 markets quite well. We're very familiar with the Jackson market and have seen nice growth there. So I don't really see any scenario where that slows down. I think in our modeling that we've done for this we've incorporated sort of their continued organic growth with our organic growth plus the cost saves or I guess, minus the cost saves make for some really great numbers here.

And then I think there's a lot of revenue synergies here. We have a number of capabilities. We're going to be $7.2 billion in assets under management, and that just brings a whole bunch of products and services, bigger toolkit for Wyoming folks to be able to sell in these 3 markets. And I think once we get the transaction completed and the conversion done and the transition completed, I think there's going to be more opportunity to grow in Wyoming beyond this.

There's an interesting connection. And those of us that have lived on the East Coast, it's hard to believe, but the Bozeman and Jackson are 5 hours apart, but culturally, they actually have a lot of shared interest that many Jackson people that go to Bozeman or have moved to Bozeman, there's a lot of cultural affinity between those 2 markets. And frankly, to Denver as well. So having a stronger presence in Western Wyoming makes that jump into Montana as our fifth state, I think a lot easier and lower risk. And frankly, I think will accelerate our growth profile in both of those markets.
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Brady Matthew Gailey Keefe, Bruyette, & Woods, Inc., Research Division - MD
And then, Scott, you talked about kind of continued operating leverage and profitability improvement from here. I mean, your ROA is already pretty nicely improved. I think your core ROA was about 80 basis points back in 2019. It's now running about 120 basis points. How much higher do you think you can get the ROA? Or is 120 -- first half of the year, you did 120 basis points. Is that the right level? Or how much higher could it possibly go?
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
I don't know, Brady. We've seen historically the high fee banks produce really high ROAs. And there's a reason for that, which is that you don't need capital to support those businesses, you need expertise, and we have paid for that expertise in our product groups. And frankly, we continue to build on that. And there's just a ton of operating leverage with that. When we went public 3 years ago, we only had 10 offices. Now we have 18 with this acquisition.

As you continue to leverage more of this expertise for generating fee income across more offices that are actually producing organic growth, I mean, it's just a lot of operating leverage built into that. And we said that at the IPO 3 years ago, and many of you on this call were supportive of that at that time. And frankly, it was a little hard to see at that time. But many of you supported us on that, and I think it's really panned out exactly like we said.

I don't see any reason it can't continue. Obviously, it's not going to continue forever at the rates that we've seen, the 4x multiple that we've seen in the nonmortgage operating leverage improvement over the last 12 months. But I think it can continue in the 2x or 3x range for the foreseeable future.
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Brady Matthew Gailey Keefe, Bruyette, & Woods, Inc., Research Division - MD
Okay. And we started to see mortgage normalize in the second quarter. You're now a little under $4 million per quarter in fees in the second quarter. How much more of a step down do you think we could see on the mortgage front? Or are we close to a kind of new run rate?
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
Yes. We've been talking for, I feel, like forever. I think it's probably been 5 or 6 quarters now about our desire to expand our mortgage platform into our other markets outside of Metro Denver more successfully. And Arizona is a particular one that we focused on. And with the boom going on as it has been for the last year or so, it's just hard to get people to move. We put as a priority this year to track some new purchase-oriented MLOs into our structure. And we're actually seeing some results there.

I think we saw one new hire in Q2. We got another one that I think is joining us here in Q3. We've got a number of other leads that we're working on, possibly expanding into Arizona in a bigger way. So I hate to promise that because I feel like we've been talking about it a lot, but that's how we're thinking about it, Brady, as we'd like to replace a lot of those refi fees that we saw last year with purchase money fees.

We continue to think this is a strategically important business for private banking. The really good private banks have strong mortgage operations that produce consistent purchase money, revenues and create cross-selling opportunities. And we think that's a real opportunity for us that we continue to work on, notwithstanding the challenges of getting good people to move over the last 15 months or so.
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Operator
Next one on the queue is Bill Dezellem from Tieton Capital.
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William J. Dezellem Tieton Capital Management, LLC - President, CIO & Chief Compliance Officer
Scott, you've referenced the housing shortage is causing troubles with the ability to grow the mortgage business. Would you talk through how you anticipate this shortage ultimately being resolved? And to what degree you will be able to benefit or not from that resolution?
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
Well, I think that if you step back from the current situation, 10 years ago, Denver and the other markets that we're in, were relatively attractive from a price standpoint to a lot of other markets around the country. And so you had a desirable quality of life here and relatively desirable cost of living, and that just isn't like that anymore, right? Denver and Fort Collins and resort markets we're in, in Phoenix, Scottsdale, all gotten a lot more expensive as folks have realized the benefits of being here.

So I think that's going to just, economics 101, right? That's going to slow the in-migration and take some pressure off. Certainly, I mean, it's interesting, I talked about the connection between Jackson and Bozeman, what we're seeing right now is lots of kind of the middle wealth, not the ultra-high wealth in Jackson selling and moving to Bozeman.

And I personally know a handful of people that are doing that. One of them called me last night to congratulate us on this Rocky Mountain Bank deal. And she said, "I just sold my big house with great views in Jackson and I'm buying another one -- building another one in Bozeman with the great views in a similar style house." So I mean, it's just interesting how economics really play out and people do that.

So I think, Bill, that's ultimately what's going to happen here. I think where we slow the in-migration because it's going to be more expensive. And then obviously, it takes a little time for builders and whatnot developers to fill the demand. So we'll see that all normalize here over time.

Our focus -- I can't control a lot of that. What we can control is the team and what they're focusing on. And as I mentioned, I think for us, bringing in high-producing, well-connected purchase-oriented MLOs is the game and will allow us to not only continue to build our mortgage business, but provide that strategic benefit that I think is really important to us. And that isn't going to happen overnight, but it will happen over time, and we're seeing that.
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William J. Dezellem Tieton Capital Management, LLC - President, CIO & Chief Compliance Officer
And Scott, taking your comment one step further, using that Bozeman example, which is -- I'll characterize it as a burgeoning low-cost market even though probably the people who live in Bozeman or have for 20 years would disagree with the statement. Do you see multiple markets throughout the West that would be Bozeman equivalent that historically haven't been on the radar, but will be as some of your previously primary markets become more expensive and you see a shift to this next level of new market?
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
Yes. I actually don't really -- when you asked the question, I can't think of one that isn't. Like, I think there's a ton of opportunity for us in Boise and Coeur d'Alene and over there, going south into Utah from the Montana, Wyoming, Idaho area, I think, makes a lot of sense for us. I mean I think that we need to continue to build in our current markets and then we can grow kind of incrementally into some of these other markets like we're doing. And I think that's a really nice low-risk way for us to continue to build our franchise and reach further scale profitability.
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Operator
(Operator Instructions) Next one on the queue is Ross Haberman from RLH Investments.
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Ross Haberman RLH Investments, LLC - Principal
Scott, nice quarter, nice acquisition. I just have a couple of quick questions. A numbers question on the allowance, for which was touched upon earlier. I think you were at 90-some-odd basis points in total. Give me a sense of why you think that's adequate as opposed to something north of 100 or 120 basis points given your mix of loans today?
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
Well, there's a short answer to that and a long answer. I mean I think the short answer is that we look at our credit quality and the credit losses, which are 0 over the last several years. And then we have to kind of scale the allowance to that. And so short answer is, I think the allowance is actually up and the credit statistics -- every credit statistics you look at here is improving from already really good levels. So I think that's the high-level answer.

The more detailed answer, I'll take a crack at, and Julie can explain in more detail, if you like. But for me, you want to show a consistent approach to calculating the allowance over time. And so we have this whole complex methodology that we go through with the credit team and the finance team, the accounting team and the Board. And we look at economic factors and we look at performance factors for the portfolio and all this other stuff. And that generates a number at the end of what the allowance needs to be.

And as I said, I mean, we're kind of struggling to keep it where it is, to be honest with you. The analytics that we do suggest that we're very conservatively provided for in allowance today. So Julie is there other color you'd add in terms of the -- how we calculate?
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Julie A. Courkamp First Western Financial, Inc. - CFO, Treasurer & Director
Yes. Just specifically, we have the various factors that we look at. Obviously, we're pre-CECL still and will be having that impact us for another year or 2. But from a factor's perspective, we take a hard look at those and the factors and economic environmental conditions that we are operating within in the market and adjust those as we see fit and based on what's going on in our own portfolio. So all of those things come into play. And we feel like the level of our allowance is appropriate for where we're at.
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Ross Haberman RLH Investments, LLC - Principal
Okay. Just 2 other quick questions. Julie, on the PPP fees for the quarter, did I understand that slide right, I think it was slide, I think, 13 or 14. You're in $1.5 million in this quarter from the PPP forgiveness fees. Is that correct?
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Julie A. Courkamp First Western Financial, Inc. - CFO, Treasurer & Director
Forgiveness net of interest and the fees and the loan PPPLF funding costs. We had a net interest income impact of $1.5 million in the quarter.
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Ross Haberman RLH Investments, LLC - Principal
Okay. And just on an apples-to-apples basis, there's $2.1 million more to go over the next couple of quarters.
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Julie A. Courkamp First Western Financial, Inc. - CFO, Treasurer & Director
That's right. The $2.1 million is apples-to-apples to the number on that slide, that's the amortization of fee income and deferred expense of $1.2 million. We don't try to predict the interest income from PPP in the funding cost that net $300,000 that we had in the quarter. So apples-to-apples, we had $1.2 million in Quarter 2, and then we have $2.1 million remaining.
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Ross Haberman RLH Investments, LLC - Principal
And just for Scott, just one or 2 more. Scott, in the Jackson acquisition, could you ramp up your loan growth quicker? One, because they can make bigger loans? And is there opportunity to open up additional offices there? Or really you're going to just keep what you have there and Bozeman is going to be the next sort of stop in terms of the loan office or full-service office expansion.
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
Well, you're right. The borrowers that they're dealing with in Rocky Mountain Bank today and certainly that we deal with in our office there have borrowing needs that are higher than the legal lending limit of Rocky Mountain Bank. So that's going to create opportunity just by itself, again, not factored into our modeling for the acquisition purpose.

But I can tell you I've talked to the senior lenders there in Rocky Mountain Bank and they're excited about the additional capacity that we bring for their existing clients, let alone new clients as we go out and compete as a combined entity.

In terms of the expansion, we have 2 offices in Jackson at closing, one, the Rocky Mountain Bank has a really great building right at the corner of First and Main. So we'll be moving our office, which is just a few blocks down the street over to there after closing is our plan at the moment. So we'll go from 2 offices in Jackson to one, and I don't think we would want to add a second office in Jackson.

I do think there are other markets in Wyoming that will be of interest. And our team there has extensive experience, actually, not only in Wyoming, but also in Montana. So I think that this is going to be a really nice bridge into further growth in Wyoming and our expansion into Montana.
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Ross Haberman RLH Investments, LLC - Principal
And just one final question for Julie, going back to your 5% accretion or maybe as much as 7.4%, what dollar per share base are you starting from in '22 with that number?
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
So we're using the analyst estimates for '22? That's why we didn't give you a '23 number in case analysts revise for '23 after our strong Q2 core growth. So the 5% is assuming 75% cost saves. And if we got the total 100% cost saves in 2022, it would be, I think 7.4%...
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Julie A. Courkamp First Western Financial, Inc. - CFO, Treasurer & Director
7.5%.

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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
Or 7.5%. Yes.
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Ross Haberman RLH Investments, LLC - Principal
And that's based on a base of what, about [2 50] a share or something around starting from?
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
Analysts -- I think the analysts are [2 99] for '22.
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Ross Haberman RLH Investments, LLC - Principal
So you're building the 5% off of that base, you're saying?
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
That's what that 5% is referring to, yes.
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Operator
Right. I show no further questions, and I would like to turn it back to management for any closing remarks.
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Scott C. Wylie First Western Financial, Inc. - Chairman, CEO & President
All right. Well, I would like to thank everybody for joining us today. Hopefully, you see that we're making really great progress in our core business and also with this new acquisition and the merger partners that we'll have in West Wyoming, I think, it's really an exciting time at First Western.

So thanks again for dialing in. We look forward to speaking to everybody again next quarter. Thank you.
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Operator
This concludes today's conference call. Thank you for participating. You may now disconnect.
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Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the federal securities laws. Investors are cautioned that such statements, including statements with respect to the expected benefits of the merger of Teton into the Company (the “Merger”) and the timing of the Merger, are predictions and that actual events or results may differ materially. These forward-looking statements are not guarantees of future results and are subject to certain risks and uncertainties that could cause actual results to differ materially from those we may expect, including, but not limited to: economic, political and market conditions and fluctuations; competition; the possibility that the expected benefits related to the Merger may not materialize as expected; the Merger not being timely completed, if completed at all; prior to the completion of the Merger, Teton’s business experiencing disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; difficulty retaining key employees, and the parties being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all; governmental approval of the Merger may not be obtained or adverse regulatory conditions may be imposed in connection with governmental approvals of the Merger; conditions to the closing of the Merger may not be satisfied; and other factors identified in our filings with the Securities and Exchange Commission (the “SEC”). For a discussion of such risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, see “Risk Factors” and the forward-looking statement disclosure contained in the Company’s Annual Report on Form 10-K, filed with the SEC on March 12, 2021.

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The Company intends to file a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company Stock (the “Registration Statement”), with the SEC. The Registration Statement will include a proxy statement/prospectus, which will be sent to the shareholders of Teton. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by the Company will be available free of charge by accessing the Company’s website (myfw.gcs-web.com, under “Financials”) or by contacting Investor Relations at (877)-505-1281.

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The Company, Teton and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Teton in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about the Company and its directors and executive officers may be found in the definitive proxy statement of the Company relating to its 2021 Annual Meeting of Shareholders filed with the SEC on April 29, 2021, and other documents filed by the Company with the SEC.